Mail Stop 20549-3561

June 1, 2010

via U.S. mail and facsimile

Robert Greenberg, Chief Executive Officer
Skechers USA, Inc.
228 Manhattan Beach Boulevard
Manhattan Beach, CA 90266

RE: **Skechers USA, Inc.**
      May 3, 2010 Supplemental Correspondence Re Form 10-K for Fiscal Year
      Ended December 31, 2009 and filed March 5, 2010
      Form 10-Q for the Quarterly Period Ended March 31, 2010 and filed May
      10, 2010
      File No.: 1-14429

Dear Mr. Greenberg:

        We have reviewed your supplemental correspondence and your filing and have
the following comments. If you disagree, we will consider your explanation as to why
our comments are inapplicable. Please be as detailed as necessary in your explanation.
In some comments, we have asked you to provide us with additional information so we
may better understand your disclosure. Please do so within the time frame set forth
below. You should comply with the remaining comments in all future filings, as
applicable. Please confirm in writing that you will do so and also explain to us how you
intend to comply, within the time frame set forth below. Please understand that after our
review of all of your responses, we may raise additional comments

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We

welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2010</u>

<u>Exhibits</u>

Please comply with the following regarding Exhibit 10.1 to the Form 10-Q:

- It is missing Exhibit B-4. Please file it.

- Instead of including Appendices 5, 7, 8, 9 and 10 to Exhibit 10.4, you have indicated in the table that they are "n/a." Please file them.

- Please file each of the unfiled Appendices which Appendix 6 references.

<u>Closing Comments</u>

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Robert Greenberg, Chief Executive Officer
        Via facsimile to 1-310-376-5650